Exhibit 99.14
Notice to ASX/LSE

Rio Tinto update on COVID-19

24 March 2020

MELBOURNE, Australia--(BUSINESS WIRE)--Today, as a result of separate actions by the Premier of Quebec and the President of South Africa to contain the spread of COVID-19, Rio Tinto will slow down some of its operations.

At Richards Bay Minerals (RBM) in South Africa Rio Tinto will curtail production in compliance with a directive from the Government aimed at containing the spread of COVID-19. As a result, all mining operations at RBM will be halted by midnight on Thursday, 26 March, for 21 days.

In line with the President’s directive, Rio Tinto will make arrangements for the furnaces to be put on care and maintenance in order to avoid damage to their continuous operations. At this time, it is too early to speculate on when operations will resume or on 2020 production guidance. Resumption of the construction of the Zulti South project will be delayed.

In Canada, because of the threat of COVID-19, the Premier of Quebec has announced the closure of all non-essential businesses from midnight on 24 March 2020 to 13 April. Rio Tinto understands that the Quebec government has designated industrial complexes including the aluminium sector and the mining industry as essential industries but instructed that they must reduce their business activity to the minimum. We will work with the government to comply with its directive in relation to our Quebec operations. Any impacts to operations or production guidance will be reported to the market in due course.

Rio Tinto chief executive officer J-S Jacques said “The health and safety of our people is Rio Tinto’s key priority and we are supportive of the action being taken by various governments to address the threat of COVID-19. We will continue to work with our employees, customers, communities and suppliers to minimise any impact of action being taken to reduce the spread of COVID-19.”

Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.